Exhibit 99.1

Clearmind Medicine Announces Exclusive, Long-Term Licensing Agreement with Leading Israeli Research Center

The licensing agreement refers to the company’s dedicated treatment for cocaine addiction which previously indicated a significant decrease in cocaine craving

Tel Aviv, Israel / Vancouver, Canada, Feb. 01, 2024 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq, CSE: CMND), (FSE: CWY) (“Clearmind” or the “company”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced the signing of an exclusive long-term license agreement with BIRAD, a research & development company of Bar-Ilan University, to use the joint patent it has with BIRAD for innovative cocaine treatment.

Dr. Adi Zuloff-Shani, CEO of Clearmind, commented, “As a result of our successful pre-clinical trials that demonstrated MEAI’s effectiveness in reducing cocaine craving and addiction, we made the strategic decision to secure the long-term, exclusive rights to the technology, in order to lock-up the technology and ensure maximum returns for our shareholders. Millions are affected by cocaine addiction worldwide, and the successful application of MEAI [5-Methoxy-2-aminoindane] could revolutionize treatment protocols and offer new hope to those trapped in the cycle of addiction. This agreement is a further testament to our goal of providing innovative treatments for addiction using psychedelic compounds.”

Clearmind previously reported positive pre-clinical results for the treatment of cocaine addiction using MEAI, its novel psychedelic molecule. The pre-clinical trial was led by Professor Gal Yadid and his team from the Gonda Multidisciplinary Brain Research Center located at Bar-Ilan University (Ramat Gan, Israel), one of the most respected researchers and research institutions in the field of addiction. The trial was designed according to the self-administration paradigm, which is the gold-standard model for examining drug addiction and is based on operant conditioning.

Animals previously conditioned with cocaine, received either cocaine (at 15mg/kg) or MEAI at doses of 2.5, 5, 10 and 20 mg/kg. Animals treated with MEAI spent less time in the compartment associated with cocaine. The results suggested a potential role for MEAI in abolishing cocaine-induced conditioned place-preference and eliminating heightened craving, as well as establishing that the compound was not addictive. The 5 mg/kg dose was found to be the most effective dose and was selected for further study.

In an additional trial, animals were catheterized and trained to self-administer cocaine. After the establishment of the addiction model, animals underwent an extinction phase where no cocaine was administered and MEAI was given to the test group. Finally, a relapse phase was carried out where the addicted animals were reminded of the drug with a single administration and then the animals were returned to the self-administration habitat without receiving the drug. The assumption was that the more an animal yearns to receive the drug, the more it would press on the active pedal.

The results identified a sub-group within the study, which dramatically responded to the treatment, significantly decreasing the craving for cocaine, as compared to the non-treated control group. This sub-group, representing 60% of animals, showed very high response, both within the sub-group and across the animals tested. This pattern of results aligns with a previous Clearmind study that tested the conditioned place-preference paradigm, where a similar sub-population group was identified in the context of cocaine preference. This research also demonstrated MEAI’s unique ability to treat cocaine addiction and its potential to become, if approved by regulatory agencies, the first dedicated cocaine addiction treatment.

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of fifteen patent families. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq and the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses how MEAI could revolutionize treatment protocols and offer new hope to those trapped in the cycle of addiction, the Company’s goal of providing innovative treatments for addiction using psychedelic compounds and how MEAI has the potential to become, if approved by regulatory agencies, the first dedicated cocaine addiction treatment. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on February 6, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.